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                          August 3, 2023

       Dr. Dietrich Stephan
       Chief Executive Officer and Director
       NeuBase Therapeutics, Inc.
       350 Technology Drive, Fourth Floor
       Pittsburgh, PA 15219

                                                        Re: NeuBase
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 28, 2023
                                                            File No. 333-273494

       Dear Dr. Dietrich Stephan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jeff Hartlin, Esq.